UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[April 12, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [April 12, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso supplies equipment to Pfleiderer’s fiberboard line in Poland
(Helsinki, Finland, April 12, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
     Metso Panelboard will supply equipment for Pfleiderer MDF Sp.z.o.o.’s medium-density fiberboard line in Grajewo, Poland. The new MDF line is scheduled for start-up in mid 2007. The value of the order is EUR 20 million, and it is included in Metso Panelboard’s first quarter orderbook.
     The delivery will consist of Metso’s wood handling system, a fiber preparation system with the capacity of 28 tons per hour, equipment for chip washing, resin and wax preparation, 2-stage drying and sifting, and a turnkey energy plant of 66 MW firing capacity. The energy plant is designed to supply also building heating for the existing particleboard line. In addition, Metso will supervise the installation and start-up.
     The German-based Pfleiderer is a global producer of particleboard for the furniture industry. Currently the company has 11 plants in Europe and 8 plants in North America. Pfleiderer’s plant in Grajewo is one of the biggest producers of furniture boards and veneers in Poland.
     Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Stefan Mikaelsson, Vice President and General Manager, Press and Energy Division, Metso Panelboard,
tel. +49 511 58979 117
Paul-Erik Toivo, Senior Vice President, Marketing and Communications, Metso Panelboard, tel. +358
40 821 3737
Tuula Schreurs, Financial Communicator, Investor Relations, Metso Corporation, tel. +358 204 84
3211
or
     USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.